UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Alpha Partners Technology Merger Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G63290111

(CUSIP Number)

Kanishka Roy
c/o Mercury Capital, LLC

4413 South Nepal Street

Centennial, CO 80015

617-459-8384

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

December 28, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Mercury Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,902,648(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,902,648(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,902,648(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.02%(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	The reported amount consists of 3,902,648 Class A ordinary shares (“Class A Shares”) issuable upon the conversion of 3,902,648 Class B ordinary shares (“Class B Shares”) held by Mercury Capital, LLC (“Mercury”), at Mercury’s option.

(2)	The percentage used herein is calculated based on the 15,582,409 Class A Shares outstanding as of November 17, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2023, as increased by 3,902,648 Class A Shares issuable upon the conversion of 3,902,648 Class B Shares held by Mercury.

1	NAMES OF REPORTING PERSONS Kanishka Roy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,902,648(3)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,902,648(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,902,648(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.02%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(3)	Kanishka Roy is the manager of Mercury and may be deemed to have or share beneficial ownership of the shares held Mercury.

Item 1. Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates are the Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), of Alpha Partners Technology Merger Corp., a Cayman Islands exempted company (the “Issuer”). The address of the principal executive offices of the Issuer is Empire State Building, 20 West 34th Street, Suite 4215, New York, New York 10001.

Item 2. Identity and Background.

(a)	This statement on Schedule 13D is being filed by Mercury Capital, LLC (“Mercury”), a Delaware limited liability company.

(b)	The business address of Mercury is 4413 South Nepal Street, Centennial, Colorado 80015.

(c)	The present principal business of Mercury is the holding of and investment management with respect to securities.

(d)	Mercury has not, during the last five years, been convicted in a criminal proceeding.

(e)	Mercury has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or and, as a result of which such person was, or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.

On December 27, 2023, the Issuer, Alpha Partners Technology Merger Sponsor LLC (“Alpha Partners Sponsor”) and Mercury entered into a purchase agreement (the “Purchase Agreement”), pursuant to which, at a closing on December 28, 2023 (the “Closing”), Mercury (i) purchased 3,902,648 founder units of the Issuer from Alpha Partners Sponsor, each unit consisting of one Class B ordinary share (“Class B Shares”) and one-third of one redeemable warrant to acquire one Class B Share, which founder units are subject to forfeiture in certain circumstances, and (ii) became entitled to 70% of 2,030,860 founder units that Alpha Partners Sponsor placed in escrow at the Closing to the extent such founder units are allocated to investors who hold and do not redeem their Class A Shares of the Issuer at the time of the Issuer’s initial business combination, for an aggregate purchase price of $1.

The source of funds for the acquisitions described above was working capital of Mercury.

Item 4.  Purpose of Transaction.

As announced in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2024, Mercury (i) purchased 3,902,648 founder units of the Issuer from Alpha Partners Sponsor, each unit consisting of one Class B Shares and one-third of one redeemable warrant to acquire one Class B Share, which founder units are subject to forfeiture in certain circumstances, and (ii) became entitled to 70% of 2,030,860 founder units that Alpha Partners Sponsor placed in escrow at the Closing to the extent such founder units are allocated to investors who hold and do not redeem their Class A Shares of the Issuer at the time of the Issuer’s initial business combination. Such securities were acquired and are held for investment purposes, but Mercury may review and evaluate strategic alternatives, opportunities to increase stockholder value, Issuer operations, governance and control, and other matters related to the Issuer. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), Mercury may from time to time acquire additional securities of the Issuer or dispose of all or a portion of its investment in the Issuer.

Following the Closing, Mercury beneficially owns approximately 55% of the Issuer’s outstanding Class B Shares, has the power to appoint the officers of the Issuer and a majority of the Issuer’s Board of Directors (the “Board”), and may therefore be deemed to control the Issuer.

On December 28, 2023, Michael D. Ryan, Steve Brotman, Scott Grimes, John Rice, Marcie Vu and Tracy R. Wolstencroft resigned as members of the Board, and Matt Krna and Sean O’Brien resigned from their respective positions of Chief Executive Officer and Chief Financial Officer of the Issuer. On January 2, 2024, Mercury and the other holders of the Issuer’s Class B Shares appointed Michael Dinsdale, Alan Black and David Sable to the Board. On January 3, 2024, the Board appointed Kanishka Roy as President, Chief Executive Officer, Secretary and Treasurer of the Issuer.

Except as set forth in the preceding paragraphs and in Item 6 of this statement on Schedule 13D, as of the date hereof, Mercury does not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Notwithstanding the foregoing, Mercury reserves the right to effect any such actions as it may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer

(a)	The information contained on the cover page of this statement on Schedule 13D and the footnotes thereto is incorporated herein by reference.

(b)	The information contained on the cover page of this statement on Schedule 13D and the footnotes thereto is incorporated herein by reference.

(c)	Except as described herein, during the 60 days preceding the date of this statement on Schedule 13D, Mercury has not effected any transactions in the Class A Shares of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Purchase Agreement

The information contained in Item 3 of this statement on Schedule 13D relating to the Purchase Agreement is incorporated herein by reference.

Alpha Partners Sponsor and Mercury each agreed to pay $112,500 in Extension Contributions (as defined in the Issuer’s definitive proxy statement, filed with the Securities and Exchange Commission on July 7, 2023) in each of December 2023 and January 2024. In addition, pursuant to the terms of the Purchase Agreement, Alpha Partners Sponsor agreed to pay, or cause its affiliates to pay, certain liabilities of the Issuer accrued and outstanding as of the Closing and will deliver founder units to Mercury to the extent such liabilities are unsatisfied or Alpha Partners Sponsor’s obligation to make Extension Contributions is not satisfied.

Following the Closing, Alpha Partners Sponsor has no further obligations with respect to the Issuer and Mercury assumed all obligations relating to the Issuer, including, (i) to cause the Issuer to file a proxy statement providing public investors of the Issuer with the option to accept a revised trust extension arrangement or redeem their Class A Shares and receive their pro rata share of the Issuer’s trust account, (ii) to cause the Issuer to satisfy all of its public reporting requirements as well as taking all action to cause the Issuer to remain listed on Nasdaq, (iii) the payment of all Extension Contributions after January 2024 and working capital of the Issuer, at the discretion of Mercury, and (iv) all other obligations of Alpha Partners Sponsor related to the Issuer.

The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the text of the Purchase Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Subscription Agreement

On January 3, 2024, the Issuer, Mercury and Palmeira Investment Limited (the “Investor”) entered into a subscription agreement (the “Subscription Agreement”), pursuant to which Mercury may raise up to $1,500,000 from the Investor to fund extension payments and working capital for the Issuer, including $250,000 upon the execution of the Subscription Agreement, $250,000 on February 1, 2024, and as otherwise called by Mercury in its discretion. At the closing of the Issuer’s initial business combination, Mercury will forfeit 0.85 Class B Shares, and the Issuer will issue an equal number of Class A Shares to the Investor, for each dollar funded by the Investor pursuant to the Subscription Agreement. If the Issuer’s initial business combination does not occur, Mercury will not forfeit any shares.

Prior to the consummation of the Issuer’s initial business combination, the Investor has the right to appoint one representative to the Board and Mercury agreed to vote its shares in favor of such representative. In addition, the Issuer agreed not to enter into a definitive agreement with respect to a proposed business combination without the prior written consent of Mercury and the Investor.

The foregoing description of the Subscription Agreement is not complete and is qualified in its entirety by reference to the text of the Subscription Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Purchase Agreement, dated December 27, 2023, by and among Alpha Partners Technology Merger Corp., Alpha Partners Technology Merger Sponsor LLC and Mercury Capital, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2024).
2	Subscription Agreement, dated January 3, 2024, by and among Palmeira Investment Limited, Alpha Partners Technology Merger Corp. and Mercury Capital, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2024).
99.1	Joint Filing Agreement, dated as of February 5, 2024, among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2024

MERCURY CAPITAL, LLC

By:	/s/ Kanishka Roy
Name:	Kanishka Roy
Title:	Authorized Person

KANISHKA ROY

/s/ Kanishka Roy
Name: Kanishka Roy